Exhibit 99.3

ASML - A strong company on a growth trajectory Craig DeYoung VP Investor Relations Merrill Lynch "Taiwan, Technology, & Beyond" Conference Taipei, Taiwan March 21, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Financial summary Market trends by sector Near term outlook ASML growth trajectory

ASML overview
The world's leading supplier of lithography equipment

Key facts:
Headquarters: Veldhoven, the Netherlands

Revenue 2006 ~ €3.6 B
Market cap ~ €9 B
Employees 5600

Leaders in Innovation



ASML TWINSCAN

Customer Satisfaction

Top 10 Large Suppliers of Chip Making Equipment 2006	
Rank	Company
1	Varian Semiconductor
2	ASML
3	Hitachi Kokusai Electric Inc.
4	Tokyo Electron Limited
5	Dainippon Screen Mfg. Co., Ltd.
6	Hitachi High-Technologies Corp.
7	ASM International N.V.
8	Applied Materials, Inc.
9	Novellus Systems, Inc.
10	ULVAC, Inc.

VLSI RESEARCH INC 10 BEST SUPPLIERS OF 2006 Customer Satisfaction

Customers



Serving 80% of the top 20 IC manufacturers in the world

/ Slide 4

ASML

Samsung Intel Toshiba AMD STMicroelectronics Sony Elpida Texas Instruments Qimonda TSMC Micron Hynix Applied Materials KLA- Tencor Cymer Varian Novellus LAM Research Fab equipment € 23 B Size of the market in 2006 3% of semiconductor sales is invested in Lithography ASML Nikon Canon Litho spend € 4.8 B Source: Gartner Dataquest & VLSIResearch

Financial summary

2006 total revenues M€ - a record high 179 318 453 685 629 1,959 1,543 2,465 2,529 3,597

Strong financial performance

Strong cash generation performance Net cash = Cash and cash equivalents minus convertible subordinated bonds

Return of capital to shareholders Excess cash above the target of 1 billion Euro net cash is returned to shareholders through share buy back Over time, cash generation from operations ~ net income ASML guided: 2007 another year of growth ............2007 will see continued share buy backs

Strong progress on ROIC Return on Invested Capital 54% in 2006 Source: Bloomberg Jan 2007

Market trends by sector

Trends by sector - Lithography Flash is starting volume manufacturing using immersion now A recognized litho overcapacity exists in NAND but no litho order push outs DRAM seeing healthy growth in mfg capacity, no significant overheating observed assuming 58% bit growth Foundry utilization is bottoming, investing in anticipation of overall industry growth in 2007 IDM normal investment level supporting shrink including immersion for R&D

Overall DRAM/NAND market forecast for 2007 still looks healthy - main growth (in units) expected to come from mobile handsets handsets handsets handsets Source: Micron Technology (February 2007)

DRAM demand/supply well balanced during 2006-07 period
No significant litho overcapacity expected



Gartner Dataquest-based demand-supply analysis DRAM segment (1Q06 - 4Q07)
2006
2007
1400
1200
1000
800
600
400
200
0
Wafer supply/demand [KWSM]
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
Cummulative over- (under-) capacity [% of demand]
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
Quarter

Main assumptions:

Demand (Gartner)

	YoY growth 05-06	06-07
UNITS:	+18%	+32%
BITS:	+54%	+58%

Supply (ASML)

Supply analysis based on bottom-up WW market estimate of litho shipments (+1 quarter for ramp-up), linked to individual tool productivity

Source: ASML MCC, Gartner Dataquest (11/06)

/ Slide 15

ASML

ASML near term outlook

ASML's short to mid term growth trajectory supported by: Positive semiconductor market forecasts by industry analysts Strong position in immersion products Further market share gains Strong backlog and healthy bookings prospects

Analysts forecast 2007 to be average year in terms of semiconductor revenue growth. Average 3rd parties semi growth estimates : 8.3%

Sources : Average of Gartner Dataquest & VLSIResearch $7.0 $6.7 Litho Equipment for IC production ($B) 5% 34% Growth rate year over year 3% 26% Growth rate year over year $32 $31 Wafer Fab Equipment Sales ($B) 3% 17% Growth rate year over year $61 $60 Capex ($B) 10% 19% Growth rate year over year 152 138 IC Unit (B) 2006 2007 Semiconductor Industry Forecast Litho growth expected to outpace semiconductor fab equipment growth

Strong position in Immersion - 20 immersion machines in backlog end Q4 H1 2007: XT:1700i systems shipping for 5x nm node flash to leading manufacturers H2 2007: XT:1900i systems for 4x nm node flash manufacturing and broad based R&D Shipments expected to over 10 customers customers customers customers customers customers customers customers customers customers customers customers TWINSCAN XT:1900i First shipment mid 2007

Catadioptric In-line Multi-Mirror Design Full rectangular field Normal image orientation High mechanical stability No folding mirrors Compact optics size Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept Extendible concept

AMD & IBM Semiconductor International Online January 1, 2007 AMD and IBM announced that they had successfully completed their development work on the first-generation immersion lithography process Immersion is imminent for volume manufacturing Immersion production with XT:1700i already started at several customers

Market share through technology Reliable introduction Lead time reduction Cost effective ArFi ASML Market Share (revenue) 0% 10% 20% 30% 40% 50% 60% 12" & ArF 6" & early i-line KrF & Step & Scan 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 8" & i-line Source: ASML, SEMI (2006 data up to Nov. 2006)

ASML gained market share during 2006 in almost all major regions Source: SEMI, December 2006, ASML MCC 62% 57% Total Market Share

VLSI customer satisfaction ratings: ASML moving up as market share grows Applied Materials 10 Lam Research 9 Novellus 8 Hitachi Kokusai 7 ASM International 6 Canon 5 Dainippon 4 ASML 3 TEL 2 Varian Semiconductor 1 2005 Best Wafer Processing Equipment ULVAC Inc 10 Novellus 9 AMAT 8 ASMI 7 Hitachi Hi-Tech 6 Dainippon 5 TEL 4 Hitachi Kokusai 3 ASML 2 Varian Semiconductor 1 2006 Best Wafer Processing Equipment Nikon 10 Teradyne 9 Canon 8 ASM International 7 Dainippon 6 Advantest 5 ASML 4 Agilent Technology 3 TEL 2 Hitachi Hi Tech Corp 1 2005 Large Suppliers Chip Making Equip Novellus 10 Applied Materials 9 Hitachi Hi Tech 8 TEL 7 Dainippon 6 ASM International 5 Advantest 4 Teradyne 3 ASML 2 Varian Semiconductor 1 2006 Large Suppliers Chip Making Equip Source: VLSI Research

Strong (record) backlog and healthy bookings prospects Backlog as of Dec 31, 2006 67% of unit backlog carry H1 2007 shipment dates Q4 net bookings of 84 systems with a value € 1,089 million including 74 new tools with an ASP of € 14.2 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Backlog M€ 2,120 M€ 26 M€ 2,146 M€ 13.9 M€ 2.6 M€ 13.2 Backlog Backlog 153 10 163 Units Value ASP Numbers have been rounded for readers' convenience

Backlog lithography per Dec 31, 2006 Total value € 2,146 million Value per type Value per technology TWINSCAN 95% Other systems 5% I-line 11% ArF immersion 26 % Value per region Value per end-use Foundry 15% Memory 64% IDM 21% KrF 24% ArF dry 39 % Numbers have been rounded for readers' convenience U.S. 29% Taiwan 17% Korea 22% China 8% Europe 9% Singapore 9% Japan 6%

2007 Outlook Industry Analysts forecast average 10% IC unit growth in 2007 and about € 5.5 billion ($ 6.8 Billion) litho investment in 2007 (source: Gartner Dataquest and VLSI Research) ASML's record current backlog of € 2.1 billion suggests strong H1 2007, sustained by planned new Flash lines, strong DRAM capacity increases and measured foundry demand We expect front loading of Flash memory capacity build-up in H1 2007 and a strong uptake of the XT:1900i in H2 2007 2007: Another Year of Growth for ASML

ASML growth trajectory beyond 2007

ASML long term growth outlook ASML is facing one of the greatest periods of opportunity in the company's history Supported by a relatively stable market since 2001-02 ASML's growth will be driven further by: Increased capex spending Increased spending share of lithography segment out of total capex Increased market share for ASML And a broadening of scope, as ASML acquires hardware value expansion technologies and new product opportunities

ASML's growth trajectory supported by: Strengthened technology leadership fueled by R&D spend, accumulated experience and scale leading to further market share growth Natural market growth, as lithography needs per node are increasing: More tools for more layers Higher ASP to address complexity Scope broadening, as ASML acquires hardware value expansion technologies and new product opportunities 2007 - A step toward € 5B revenues by 2010

Focused and growing R&D spend (M€) supporting continued technology leadership Source: ASML

Ensuring continuous market share growth through technology leadership

- **Commodity products**
  - 500 TWINSCAN systems shipped
  - High throughput i-line TWINSCAN with improved overlay performance and superior imaging as per new node needs
- **Immersion**
  - Significant customer experience accumulated on 36 installed systems
  - Ramp XT:1900i for 40 nm half pitch resolution and below
  - 20 immersion machines in backlog
- **Double Patterning / EUV**
  - Dry ArF Double Patterning tool launched for up to 32 nm imaging
  - 3 pre-production EUV machines ordered
- **New product architecture development supporting future litho needs in throughput and overlay**

/ Slide 33

ASML

Natural growth in lithography equipment - three major value drivers More litho complexity... ASP increases More processing layers with Standard shrink technology yield challenges Alternative solutions (Spacer, 3D, Vertical gates) Double Patterning And increased value generated through performance and yield improvement features

An accelerating litho roadmap forces complexity... EUV Logic DRAM NAND ASML Product Introduction XT:1400 XT:1700i AT:1200 AT:850 XT:1900i DPT '10 '12 Half Pitch Resolution (nm) 200 100 80 60 40 '11 '07 '09 '08 '04 '06 '05 '01 '03 '02 2000 20 Year - Production start

Innovative litho solutions provide an Average Selling Price (ASP) growth opportunity ASML ASP new systems Introduction TWINSCAN Introduction: ArF in volume Immersion

........and more litho layers.......

Shrink requires more litho machines and more advanced systems 40k wafers/month 65nm Logic ArF I-Line ArF KrF KrF KrF KrF ArF ArF KrF KrF KrF KrF ArF ArF I-Line I-Line I-Line KrF KrF KrF KrF ArF I-Line KrF KrF ArF KrF KrF Total litho investment € 380 M 38 litho layers ArF ArFi ArF ArF ArFi ArF ArFi ArFi I-Line I-Line I-Line ArF ArF 45nm Logic KrF KrF KrF KrF ArF ArF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF 40 litho layers Total litho investment € 450 M ArFi

....leading to growing lithography expenditures and to "Litho content" growth Source: WSTS including November 2006 data Litho share of equipment approaching 20% level !

ASML's Vision

Lithography Inspection & lab metrology IC design Reticle enhancement techniques Design verification In-Situ metrology Litho Value added by up/down stream feedback Value expansion with smart lithography GROWTH GROWTH GROWTH

Mask (with correction, or so- called "RET/OPC") Silicon Image w/o correction Mask (no correction) Design fragment Silicon Image with RET/OPC Source: Pyxis Mask designs need to compensate for the contrast limitations of our lithography... Logic Physical Design RET/OPC Litho Verification Computational Lithography Metrology Process Ctrl Software Control

ASML acquires Brion Technologies Brion is a venture-backed startup based in Santa Clara, California, founded in 2002 More than 120 employees 8 out of top 10 chip makers are Brion customers Brion is the largest, fastest growing pure-play in computational lithography Products include Litho Verification, Simulation and RET/OPC tools Technology transfers between companies will strengthen each others product lines, leading to significant customer value and business growth

Summary ASML well positioned for further growth through technology leadership through market share wins developing opportunities adjacent to lithography .......Resulting is higher revenues and profitability

Commitment